                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number  001-14509

                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
                                 [ ] Form N-SAR

For Period Ended:             September 30, 1998
                 ---------------------------------------------------------------

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ---------------------------------
Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                         PART I. REGISTRANT INFORMATION

Full name of registrant  Easyriders, Inc.
                       ---------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (Street and number)

                         28210 Dorothy Drive
                         -------------------------------------------------------

City, State and Zip Code  Agoura Hills, CA  91301
                        --------------------------------------------------------

                        PART II. RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Please see attached.
--------------------------------------------------------------------------------

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            William Nordstrom              818                   889-8740
      --------------------------------------------------------------------------
                 (Name)                (Area code)          (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes   [ ] No

      (3) Is it anticipated that any significant change in results of operations from corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X] Yes    [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Easyriders, Inc.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     November 16, 1998            By /s/ William Prather
         -------------------------           -----------------------------------
                                             William Prather
                                             President and
                                             Chief Financial Officer

                             PART III - (NARRATIVE)


        The Registrant was formed by Newriders, Inc. ("Newriders") on May 13, 1998 for the purpose of acquiring all of the outstanding common stock of Paisano Publications, Inc. and its affiliated entities (the "Paisano Companies") and all of the outstanding membership interests of M&B Restaurants, L.C. ("M&B"). Immediately following Easyriders' acquisition of the Paisano Companies and M&B on September 23, 1998, Easyriders issued to the shareholders of Newriders one share of Easyriders common stock, par value $.001 per share, for each two shares of Newriders common stock held by such shareholders. Simultaneously with this share exchange, Newriders merged with a subsidiary of Easyriders (the "Merger") with the result that Newriders became a wholly-owned subsidiary of Easyriders. All of these events (collectively, the "Reorganization") are described in the Registrant's Registration Statement on Form S-4 (File Number 333-5850), filed with the SEC on September 11, 1998.

         Because the results of operations of the Registrant for the corresponding period in the prior year do not include the Paisano Companies or M&B, the results of operations of the Registrant in the current period will show a significant change on a year to year basis.

        The time commitment of senior management required to complete the Reorganization and successfully integrate the operations of the constituent corporations has been significant. Due to this reason, the financial data and information required to be included in the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 1998 could not have been compiled by the Registrant within the prescribed period without unreasonable effort and expense.




                                       3